Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2017

(With Report of Independent Registered Public Accounting Firm Thereon)

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53593

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/17__ AND ENDING __12/31/17__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Morningstar Investment Services LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

	FIRM I.D. NO.

22 West Washington Street

(No. and Street)

Chicago	IL	60602
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
D. Scott Schilling   (312) 696-6168

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP

(Name – *if individual, state last, first, middle name*)

200 East Randolph Street	Chicago	IL	60601
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____ Matthew Radgowski _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Morningstar Investment Services LLC _____ , as of _____ December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Executive Vice President and Treasurer
Title

Heidi Miller
Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Morningstar Investment Services LLC

Statement of Financial Condition

December 31, 2017

Table of Contents



KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Street
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
Morningstar Investment Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Morningstar Investment Services LLC (the Company) as of December 31, 2017, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2011.

Chicago, Illinois
March 1, 2018

Morningstar Investment Services LLC
Statement of Financial Condition
December 31, 2017

Assets		
Cash	$	4,859,406
Fees receivable, less allowance of $8,422		12,837,712
Loan to Ultimate Parent		55,600,000
Interest receivable on loan to Ultimate Parent		1,838,356
Other assets		11,475
Total assets	$	75,146,949
Liabilities and Shareholder's Equity		
Accounts payable and accrued expenses	$	3,643,720
Due to Ultimate Parent		760,243
Due to Parent		417,822
Total liabilities		4,821,785
Shareholder's equity:		
Common stock - $0.01 par value; 10,000 shares authorized; 100 shares issued		1
Additional paid-in capital		24,141,450
Retained earnings		46,183,713
Total shareholder's equity		70,325,164
Total liabilities and shareholder's equity	$	75,146,949

See accompanying notes to statement of financial condition.

1. **General**

    a. *Basis of Presentation*

    The accompanying statement of financial condition includes the accounts of Morningstar Investment Services LLC (the Company, we, our). Morningstar, Inc., a publicly traded company, is the ultimate owner of the Company. Morningstar, Inc. and its subsidiaries (collectively, Ultimate Parent) are affiliates of the Company.

    Effective December 31, 2015, the Ultimate Parent merged together two wholly owned, registered investment adviser subsidiaries, Morningstar Associates, LLC and Ibbotson Associates, Inc., and renamed the surviving entity, Morningstar Investment Management LLC ("MIM", Parent). In conjunction with and simultaneous to this merger, the Parent elected to reorganize the structure of the Company, into a limited liability company (i.e., Morningstar Investment Services LLC) and transferred ownership of that limited liability company to MIM (Parent) in the form of a capital contribution.

    b. *Nature of Operations*

    The Company, a Delaware limited liability company effective from January 1, 2016, is a securities broker/dealer and investment adviser registered with the Securities and Exchange Commission (the SEC) that provides portfolio-management services for financial advisors and intermediaries. In accordance with the terms of the Company's limited liability company agreement, the Company will continue in perpetuity, unless terminated earlier by decision of the sole member, Parent. Parent currently has no plans to terminate the Company's limited liability company agreement.

2. **Summary of Significant Accounting Policies**

    a. *Management's Use of Estimates*

    The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

    b. *Cash*

    The Company has a cash balance of $4,859,406 as of December 31, 2017. The Company's cash is a financial instrument that is exposed to concentrations of credit risk. The Company invests its cash with a high quality federally insured institution. Cash balances with the institution may be in excess of federally insured limits. The Company has not realized any losses in such accounts and believes it is not exposed to any significant credit risk.

c. *Fees Receivable*

Fees receivable represent advisory fees and shareholder servicing fees due from third parties on behalf of the Company and are recorded at their net realizable value. We maintain an allowance for doubtful accounts based on our estimate of the probable losses of fees receivable.

d. *Due to Ultimate Parent and Due to Parent*

Due to Ultimate Parent includes amounts due to the Ultimate Parent related to the intercompany agreements. See Note 5, Related-Party Transactions, for additional information concerning amounts due to Ultimate Parent.

Due to Parent includes amounts due to the Parent related to the intercompany agreements. See Note 5, Related-Party Transactions, for additional information concerning amounts due to Parent.

e. *Capitalized Software and Computer Equipment*

Computer equipment is stated at cost. The Company also capitalizes certain software development costs in accordance with ASC 350-50, *Website Development Costs*, and ASC 350-40, *Internal-Use Software*.

Computer equipment and capitalized software were fully depreciated as of December 31, 2017.

f. *Income Taxes*

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, effective from January 1, 2016, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements starting in 2016 and the Tax-Sharing Agreement between the Company and Ultimate Parent is no longer in effect as of January 1, 2016.

g. *Accounting for Sabbatical Leave*

Full-time employees of the Company are eligible for six weeks of paid time off after four years of continuous service. In accordance with ASC 710-10-25, *Compensated Absenses*, the Company records a liability for employees' sabbatical benefits over the period employees earn the right for sabbatical leave. As of December 31, 2017, the Company had accrued $262,007 for sabbatical earned by eligible employees which is included in accounts payable and accrued expenses on the statement of financial condition.

3. **Net Capital Requirements**

The Company, as a registered broker‑dealer, is subject to the SEC's Uniform Net Capital Rule (Rule 15c3‑1) and is required to maintain minimum net capital, as defined, equal to the greater of $100,000 or 6⅔% of aggregate indebtedness, as defined.

At December 31, 2017, the Company had net capital, as defined, of $(662,379), which was $983,831 below the required minimum net capital of $321,452. The Company's ratio of aggregate indebtedness to net capital, as defined, was (7.28) to 1.

4. Defined Contribution Plan

Substantially all employees participate in the defined contribution 401(k) plan sponsored by the Ultimate Parent. The plan allows employees to voluntarily contribute pretax dollars up to a maximum amount allowable by the Internal Revenue Service. In 2017, we made matching contributions to our 401(k) program in the United States in an amount equal to 75 cents for every dollar of employee contributions up to a maximum of 7% of employee compensation in each pay period.

5. Related-Party Transactions

a. *Intercompany Agreement*

The Company has relationships with the Ultimate Parent and the Parent in the form of intercompany agreements whereby the Company engages them to provide certain services and support.

Intercompany Activity with Ultimate Parent

Intercompany activities between Company and Ultimate Parent include, but are not limited to, infrastructure, personnel support, insurance, data, databases, investment research, and reports.

At December 31, 2017, the Company had a net payable to the Ultimate Parent in the amount of $760,243.

Intercompany Activity with Parent

Intercompany activities between Company and Parent include, but are not limited to, operational and client service support, and the construction and on-going monitoring of portfolios.

At December 31, 2017, the Company had a net payable to the Parent in the amount of $417,822.

b. *Intercompany Loans*

The Company and the Ultimate Parent have an intercompany loan agreement. As of December 2017, the Company funded the Ultimate Parent $55,600,000 in cash and recorded interest receivable on the loan of $1,838,356. The following is a summary of the intercompany loan at December 31, 2017:

Intercompany loan	$ 55,600,000
Interest receivable on intercompany loan	1,838,356
Total	$ 57,438,356

The interest rate for 2017 was 1.96% and going forward a rate will be agreed by both parties on the anniversary of the agreement on December 31 annually. No interest is paid currently for this loan and interest earned during 2017 was $871,699. The agreement automatically renews for an additional one year term on December 31 of each year, unless either party provides written notice of non-renewal at least 60 days prior to the expiry of the then-current term. The Ultimate Parent may terminate this agreement at any time without penalty by repaying the principal balance, together with all accrued interest accrued.

6. Income Taxes

The Company has elected to be treated as a disregarded entity for federal and state income tax purposes effective from January 1, 2016. As a disregarded entity, the Company's taxable income is included in the respective income tax returns of the Ultimate Parent. Therefore, effective from January 1, 2016, the liability for payment of federal and state income tax on the Company's earnings is the responsibility of Ultimate Parent, rather than the Company. Accordingly, no liability for U.S. federal and state income taxes will be recorded in the Company's financial statements starting in 2016.

7. Stock-Based Compensation

The Ultimate Parent charges the Company stock‑based compensation expense determined in accordance with ASC 718, *Compensation—Stock Compensation*, for restricted stock units granted to the Company's employees.

These grants are made in accordance with the Ultimate Parent's stock plans. Generally, the Company's employees are eligible for participation in these stock plans on the first day of employment. Restricted stock units vest ratably over a four‑year period.

a. *Restricted Stock Units*

The Ultimate Parent measures the fair value of its restricted stock units on the date of grant based on the market price of the underlying common stock as of the close of trading on the day prior to grant. The Ultimate Parent amortizes that value to stock‑based compensation expense, net of estimated forfeitures, ratably over the vesting period.

A summary of the Ultimate Parent restricted stock units held by the Company's employees as of December 31, 2017 is as follows:

Restricted stock units	Shares	Fair value
Restricted stock units - January 1, 2017	364	$ 75.61
Granted	332	75.22
Vested	(169)	74.01
Restricted stock units - December 31, 2017	527	$ 75.88

As of December 31, 2017, the total amount of unrecognized stock‑based compensation expense related to restricted stock units was approximately $31,341, which is expected to be recognized over an average period of approximately 33 months.

8. **Recently Issued Accounting Pronouncements**

In May 2014, ASU No. 2014-09, *Revenue from Contracts with Customers (Topic 606)* was issued, which provides a comprehensive new revenue recognition model that requires a company to recognize revenue to depict the transfer of goods or services to a customer at an amount that reflects the consideration it expects to receive in exchange for those goods or services. The standard also provides guidance on accounting for certain contract costs and requires new disclosures. The standard is effective for annual reporting periods beginning after December 15, 2017.

We have obtained an understanding of ASU No. 2014-09 and have substantially completed our analysis of the impact of the new standard on our financial results. We have completed a high-level assessment of the attributes within our contracts for our major products and services, and we have assessed the impacts to our internal processes, control environment, and disclosures. We have determined that the adoption of ASU No. 2014-09 will not result in a material change to the timing of when revenue is recognized and we intend to retain similar accounting treatment used to recognize revenue under current practices. We have evaluated treatment related to shareholder servicing fees in relation to principal vs. agent considerations, and determined we will continue reporting on a gross basis. We are continuing to assess the impact of the new standard on our financial results and other possible impacts, such as changes in presentation and requirement for expanded disclosures in the financial statement footnotes. The standard allows for both retrospective and modified retrospective methods of adoption. We plan to adopt using the modified retrospective transition method, and upon adoption, we will recognize the cumulative effect of adopting this guidance as an adjustment to our opening balance of retained earnings.

9. **Contingencies**

On July 14, 2016, two individuals who were clients of a financial advisor participating in the Morningstar Managed Portfolio program, filed a notice of arbitration and statement of claim with FINRA, alleging that the Company made material misrepresentations and breached its fiduciary duties to these individuals by allegedly failing to execute an agreed-upon investment strategy. These individuals alleged that they suffered actual damages of $267,085 as a result of the Company's conduct, and that the damages should be trebled due to the Company's alleged gross negligence, resulting in total damages of $801,254. On November 10, 2016, the Company filed a complaint for injunctive and declaratory relief in the United States District Court for the Eastern District of Pennsylvania seeking to enjoin the FINRA arbitration on the basis that these individuals had contractually agreed to submit all disputes with the Company to arbitration pursuant to the rules of the American Arbitration Association, and that none of the allegations of the claim related to the Company's FINRA regulated activities.

On December 19, 2016, these individuals voluntarily withdrew their claim in the FINRA arbitration proceeding, without prejudice. On December 23, 2016, the Company voluntarily dismissed its complaint, without prejudice.

In December 2017, one of the individuals informed the Company that he intended to retain counsel to commence an arbitration proceeding with respect to the same or similar claims, but that he was willing to settle the matter for $150,000. The Company responded to this settlement offer with a counter offer of $25,000. By letter dated February 2, 2018, counsel to these individuals indicated they were prepared to file an arbitration proceeding based on the same allegations, but that they remained willing to settle the matter for $135,000. On February 23, 2018, the Company's counsel sent a letter to their counsel disputing the claims in their entirety but offering to settle the matter for $50,000 to avoid the costs of an arbitration proceeding. As of December 31, 2017, no reserve was recorded for this matter.

10. Subsequent Events

The Company evaluated its December 31, 2017 financial statements for subsequent events through March 1, 2018, the date that the financial statements were available to be issued. The Company is not aware of any subsequent events which would require recognition or disclosure in the financial statements, other than the below:

On December 31, 2017, the Company had a breach of the minimum net capital requirements which resulted in a net capital deficit of $(983,831).

On March 1, 2018, the Ultimate Parent repaid $2,500,000 of the outstanding loan balance to the Company and cured the breach of the net capital requirement.